Exhibit 99.2

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	September 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$43,989
Restricted cash	4,654	4,315
Trade accounts receivable, net	26,160	22,284
Inventories	1,017	868
Deferred income taxes	25,058	22,997
Prepaid expenses	5,927	6,958
Other current assets	5,416	7,051
Total current assets	110,581	108,462
Property and equipment, net	15,294	15,088
Deferred income taxes	33,820	25,044
Intangible assets, net	59,577	45,545
Goodwill	84,843	84,231
Investment	160	160
Other assets	2,507	2,134
Total assets	$306,782	$280,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$8,159
Accrued compensation and benefits	18,245	10,678
Accrued expenses and other current liabilities	31,569	33,913
Income taxes payable	4,680	4,829
Deferred tax liabilities	163	316
Deferred revenue	164,136	158,103
Total current liabilities	230,149	215,998
Long-term debt	30,000	-
Deferred revenue, less current portion	33,050	30,588
Deferred tax liabilities	342	355
Other non-current liabilities	4,075	1,920
Total liabilities	297,616	248,861

Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(125,012)
Treasury shares	(33,179)	(62,036)
Accumulated other comprehensive loss	(8,343)	(10,488)
Retained earnings	178,770	228,612
Total shareholders’ equity	9,166	31,803
Total liabilities and shareholders’ equity	$306,782	$280,664

1

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Revenue:
Subscription	$65,998	$68,619	$183,577	$204,134
Platform-derived	34,106	23,727	121,634	69,767
Total revenue	100,104	92,346	305,211	273,901
Cost of revenue:
Subscription	(7,660)	(8,388)	(21,309)	(25,433)
Platform-derived	(12,345)	(1,790)	(28,559)	(10,726)
Total cost of revenue	(20,005)	(10,178)	(49,868)	(36,159)
Gross profit	80,099	82,168	255,343	237,742
Operating expenses:
Research and development	(15,072)	(16,173)	(43,863)	(48,443)
Sales and marketing	(25,002)	(22,353)	(71,568)	(67,385)
General and administrative	(17,645)	(20,344)	(53,418)	(53,477)
Total operating expenses	(57,719)	(58,870)	(168,849)	(169,305)
Operating income	22,380	23,298	86,494	68,437
Other expense, net	(556)	(1,176)	(7,154)	(1,625)
Income before income taxes and loss from investment in equity affiliate	21,824	22,122	79,340	66,812
Income tax provision	(17,072)	(3,908)	(28,456)	(16,970)
Net income	$4,752	$18,214	$50,884	$49,842
Comprehensive income	$3,846	$16,585	$49,906	$47,697

Earnings per share:
Net income	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - basic	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - diluted	$4,752	$18,214	$50,884	$49,842
Earnings per ordinary share – basic	$0.09	$0.35	$0.94	$0.95
Earnings per ordinary share – diluted	$0.09	$0.35	$0.93	$0.94
Weighted-average shares outstanding – basic	54,568,035	51,802,221	54,362,375	52,448,593
Weighted-average shares outstanding – diluted	55,140,477	52,197,056	54,907,175	52,803,987

2

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
OPERATING ACTIVITIES:
Net income	$4,752	$18,214	$50,884	$49,842
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,712	6,861	17,173	22,587
Share-based compensation	2,494	3,746	7,720	9,681
Deferred income taxes	14,736	4,563	15,302	11,572
Change in the fair value of contingent consideration liabilities	159	82	1,146	265
Amortization of financing costs and loan discount	203	65	4,048	191
Loss (gain) on sale of property and equipment	(52)	13	(128)	(26)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(1,291)	(6,289)	9,111	(10,953)
Net change in deferred revenue	(2,887)	(8,654)	6,999	(9,553)
Net cash provided by operating activities	24,826	18,601	112,255	73,606
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(4,640)	(2,164)	(12,461)	(8,076)
Proceeds from sale of property and equipment	59	30	187	248
Cash payments for acquisitions, net of cash acquired	(1,491)	-	(27,686)	-
Purchase of equity investments	(160)	-	(160)	-
Proceeds from sale of investment	-	-	9,750	-
Decrease (increase) in restricted cash	(30)	1,030	(4,617)	1,205
Net cash used in investing activities	(6,262)	(1,104)	(34,987)	(6,623)
FINANCING ACTIVITIES:
Payment of contingent consideration	(173)	-	(398)	-
Proceeds of credit agreement	-	-	75,000	-
Debt issuance costs	(236)	-	(1,010)	-
Repayments of principal on current credit agreement	(27,500)	-	(35,833)	(30,000)
Repayments of principal on former credit facility	-	-	(100,863)	-
Proceeds from exercise of share options	6,309	39	8,217	1,896
Repurchases of share rights and options from employees	-	-	(2,906)	(1,460)
Repurchase of own shares	(15,077)	(18,912)	(16,586)	(35,334)
Net cash used in financing activities	(36,677)	(18,873)	(74,379)	(64,898)
Effect of exchange rate fluctuations on cash and cash equivalents	1,338	268	158	(445)
Change in cash and cash equivalents	(16,775)	(1,108)	3,047	1,640
Beginning cash and cash equivalents	71,712	45,097	51,890	42,349
Ending cash and cash equivalents	$54,937	$43,989	$54,937	$43,989
Cash paid during the period for:
Income taxes paid	$(4,744)	(2,712)	$(9,403)	$(8,057)
Interest paid	$(758)	(144)	$(3,448)	$(525)

3

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Gross profit	$80,099	$82,168	$255,343	$237,742
Add back:
- Share-based compensation	7	25	32	39
- Acquisition amortization(1)	1,898	1,757	4,513	7,151
- Other adjustments(2)	51	-	44	-
Non-GAAP adjusted gross profit	$82,055	$83,950	$259,932	$244,932
Revenue	100,104	92,346	305,211	273,901
Non-GAAP adjusted gross profit margin	82%	91%	85%	89%

Operating expenses	$(57,719)	$(58,870)	$(168,849)	$(169,305)
Less:
- Share-based compensation	2,486	3,721	7,687	9,642
- Acquisition amortization(1)	1,497	1,578	3,490	4,790
- Other adjustments(2)	3,959	4,442	5,167	7,756
Non-GAAP adjusted operating expenses	$(49,777)	$(49,129)	$(152,505)	$(147,117)

Operating income	$22,380	$23,298	$86,494	$68,437
Add back:
- Share-based compensation	2,493	3,746	7,719	9,681
- Acquisition amortization(1)	3,395	3,335	8,003	11,941
- Other adjustments(2)	4,010	4,442	5,211	7,756
Non-GAAP adjusted operating income	$32,278	$34,821	$107,427	$97,815
Revenue	100,104	92,346	305,211	273,901
Non-GAAP adjusted operating income margin	32%	38%	35%	36%

Other expense, net	$(556)	$(1,176)	$(7,154)	$(1,625)
Less:
- Other adjustments(2)	-	-	2,643	-
Non-GAAP adjusted other expense, net	$(556)	$(1,176)	$(4,511)	$(1,625)

4

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Net income	$4,752	$18,214	$50,884	$49,842
Add back:
- Share-based compensation	2,493	3,746	7,719	9,681
- Acquisition amortization(1)	3,395	3,335	8,003	11,941
- Other adjustments(2)	4,010	4,442	7,854	7,756
- Provision for income taxes	17,072	3,908	28,456	16,970
Non-GAAP adjusted profit before taxes	$31,722	$33,645	$102,916	$96,190
Less: Estimated provision for income taxes(3)	(2,898)	(4,206)	(12,865)	(12,024)
Non-GAAP adjusted net income	28,824	29,439	90,051	84,166

Weighted-average shares outstanding - diluted (in thousands)	55,140	52,197	54,907	52,804
Non-GAAP adjusted net income	28,824	29,439	90,051	84,166
Non-GAAP diluted EPS	$0.52	$0.56	$1.64	$1.59

	December 31,	September 30,
	2013	2014
Cash and cash equivalents	$42,349	$43,989
Long-term debt	(30,000)	-
Net cash	$12,349	$43,989

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Net cash provided by operating activities	$24,826	$18,601	$112,255	$73,606
Less: Payments for property and equipment and intangible assets	(4,640)	(2,164)	(12,461)	(8,076)
Free cash flow(6)	$20,186	$16,437	$99,794	$65,530

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Revenue	$100,104	$92,346	$305,211	$273,901
Free cash flow	20,186	16,437	99,794	65,530
Cash conversion	20%	18%	33%	24%

5

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	September 30,
	2013	2014
Total revenue (trailing 12 months)	$400,416	$375,803
Active users at period end (in millions)(4)	172	188
Average active users (in millions)(5)	158	180
Twelve months trailing revenue per average active user	$2.53	$2.08

Share-based compensation

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Cost of revenue	$(7)	$(25)	$(32)	$(39)
Research and development	(376)	(900)	(628)	(1,696)
Sales and marketing	(884)	(808)	(1,440)	(1,315)
General and administrative	(1,226)	(2,013)	(5,619)	(6,631)
Share-based compensation	$(2,493)	$(3,746)	$(7,719)	$(9,681)

Acquisition amortization

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Cost of revenue	$(1,898)	$(1,757)	$(4,513)	$(7,151)
Research and development	(7)	(175)	(15)	(525)
Sales and marketing	(1,490)	(1,403)	(3,475)	(4,265)
Acquisition amortization	$(3,395)	$(3,335)	$(8,003)	$(11,941)

6

Other adjustments

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Cost of revenue	$(51)	$-	$(44)	$-
Research and development	(738)	6	(1,173)	(1,264)
Sales and marketing	(256)	(4)	(887)	(386)
General and administrative	(2,965)	(4,444)	(3,107)	(6,106)
Other expenses, net	-	-	(2,643)	-
Other adjustments	$(4,010)	$(4,442)	$(7,854)	$(7,756)

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three and nine months ended September 30, 2014 of $0.1 and $1.6 million respectively in charges associated with litigation settlements, $4.1 and $5.3 million respectively in acquisition related charges primarily relating to the proposed Location Labs acquisition and $0.2 and $0.9 million respectively in charges associated with the rationalization of the Company’s global operations. Other adjustments between GAAP and non-GAAP measures in the three and nine months ended September 30, 2013 of $0.7 million and $1.0 million respectively in acquisition related charges primarily relating to the PrivacyChoice integration, $0.6 million and $1.4 million respectively in charges associated with the rationalization of the Company’s global operations, $2.8 million and $2.8 million respectively in charges associated with a litigation settlement and $0 million and $2.6 million respectively of accelerated deferred financing costs due to the full voluntary repayment of the Company’s long term debt in the second quarter of 2013.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three months and nine months ended September 30, 2014 and 12.5% for the nine months ended September 30, 2013. The effect of changing from a normalized rate of 14% to 12.5% was an increase in non-GAAP adjusted net income and non-GAAP diluted EPS by $1.6 million and $0.03, respectively, for the three months ended September 30, 2013, of which $1.1 million and $0.02, respectively, related to the six months ended June 30, 2013. The normalized tax of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Beginning in the three months ended March 31, 2014 and going forward, active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Prior to the three months ended March 31, 2014, active users were those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. The changes as outlined above had an immaterial impact on PC users and led to a net increase in the number of mobile users to 2.4 million as of March 31, 2014. The presented comparative active user numbers are based on the previous definition of active users.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and nine months ended September 30, 2014 includes the payment of $1,214 and $5,301 respectively relating to the other adjustments referred in note 2 above. The free cash flow for the three and nine months ended September 30, 2013 includes the payments of $510 and $3,531 respectively.

7

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-4
Unaudited condensed consolidated statements of cash flows	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

F-1

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	September 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$43,989
Restricted cash	4,654	4,315
Trade accounts receivable, net	26,160	22,284
Inventories	1,017	868
Deferred income taxes	25,058	22,997
Prepaid expenses	5,927	6,958
Other current assets	5,416	7,051
Total current assets	110,581	108,462
Property and equipment, net	15,294	15,088
Deferred income taxes	33,820	25,044
Intangible assets, net	59,577	45,545
Goodwill	84,843	84,231
Investment	160	160
Other assets	2,507	2,134
Total assets	$306,782	$280,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$8,159
Accrued compensation and benefits	18,245	10,678
Accrued expenses and other current liabilities	31,569	33,913
Income taxes payable	4,680	4,829
Deferred tax liabilities	163	316
Deferred revenue	164,136	158,103
Total current liabilities	230,149	215,998
Long-term debt	30,000	-
Deferred revenue, less current portion	33,050	30,588
Deferred tax liabilities	342	355
Other non-current liabilities	4,075	1,920
Total liabilities	297,616	248,861
Commitments and contingencies (Note 13)
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(125,012)
Treasury shares	(33,179)	(62,036)
Accumulated other comprehensive loss	(8,343)	(10,488)
Retained earnings	178,770	228,612
Total shareholders’ equity	9,166	31,803
Total liabilities and shareholders’ equity	$306,782	$280,664

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-2

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Revenue:
Subscription	$65,998	$68,619	$183,577	$204,134
Platform-derived	34,106	23,727	121,634	69,767
Total revenue	100,104	92,346	305,211	273,901
Cost of revenue:
Subscription	(7,660)	(8,388)	(21,309)	(25,433)
Platform-derived	(12,345)	(1,790)	(28,559)	(10,726)
Total cost of revenue	(20,005)	(10,178)	(49,868)	(36,159)
Gross profit	80,099	82,168	255,343	237,742
Operating expenses:
Research and development	(15,072)	(16,173)	(43,863)	(48,443)
Sales and marketing	(25,002)	(22,353)	(71,568)	(67,385)
General and administrative	(17,645)	(20,344)	(53,418)	(53,477)
Total operating expenses	(57,719)	(58,870)	(168,849)	(169,305)
Operating income	22,380	23,298	86,494	68,437
Interest income	19	17	67	50
Interest and finance cost	(835)	(260)	(7,555)	(932)
Other, net	260	(933)	334	(743)
Other income and expense, net	(556)	(1,176)	(7,154)	(1,625)
Income before income taxes and loss from investment in equity affiliate	21,824	22,122	79,340	66,812
Income tax provision	(17,072)	(3,908)	(28,456)	(16,970)
Net income	$4,752	$18,214	$50,884	$49,842
Other comprehensive income, net of tax
Currency translation loss, net of tax	$(906)	$(1,629)	$(978)	$(2,145)
Other comprehensive income	(906)	(1,629)	(978)	(2,145)
Comprehensive income	3,846	16,585	49,906	47,697

Earnings per share:
Net income	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - basic	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - diluted	$4,752	$18,214	$50,884	$49,842
Earnings per ordinary share – basic	$0.09	$0.35	$0.94	$0.95
Earnings per ordinary share – diluted	$0.09	$0.35	$0.93	$0.94
Weighted-average shares outstanding – basic	54,568,035	51,802,221	54,362,375	52,448,593
Weighted-average shares outstanding – diluted	55,140,477	52,197,056	54,907,175	52,803,987

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-3

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive income (loss)	Total share-holders' equity
Balances, December 31, 2013	$727	$(128,809)	$(33,179)	$178,770	$(8,343)	$9,166
Net income	-	-	-	49,842	-	49,842
Other comprehensive income (loss), net of tax	-	-	-	-	(2,145)	(2,145)
Exercise of share options	-	(4,581)	6,477	-	-	1,896
Repurchase of own shares	-	-	(35,334)	-	-	(35,334)
Tax withholdings related to net share settlement of vested restricted stock units	-	(1,303)	-	-	-	(1,303)
Share-based compensation	-	9,681	-	-	-	9,681
Balances, September 30, 2014	$727	$(125,012)	$(62,036)	$228,612	$(10,488)	$31,803

The 54,763,151 ordinary shares were issued as of September 30, 2014.

The 1,612,521 ordinary shares held in treasury at December 31, 2013 were reduced by 327,279 ordinary shares used to satisfy the exercise of share options and were increased by 1,896,786 ordinary shares repurchased and transferred to treasury, resulting in 3,182,028 ordinary shares held in treasury at September 30, 2014.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-4

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2013	2014
OPERATING ACTIVITIES:
Net income	$50,884	$49,842
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,173	22,587
Share-based compensation	7,720	9,681
Deferred income taxes	15,302	11,572
Change in the fair value of contingent consideration liabilities	1,146	265
Amortization of financing costs and loan discount	4,048	191
Loss (gain) on sale of property and equipment	(128)	(26)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	9,111	(10,953)
Net change in deferred revenue	6,999	(9,553)
Net cash provided by operating activities	112,255	73,606
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(12,461)	(8,076)
Proceeds from sale of property and equipment	187	248
Cash payments for acquisitions, net of cash acquired	(27,686)	-
Purchase of investment of debt securities	(160)	-
Proceeds from sale of investment	9,750	-
Decrease (increase) in restricted cash	(4,617)	1,205
Net cash used in investing activities	(34,987)	(6,623)
FINANCING ACTIVITIES:
Payment of contingent consideration	(398)	-
Proceeds of credit agreement	75,000	-
Debt issuance costs	(1,010)	-
Repayments of principal on current credit agreement	(35,833)	(30,000)
Repayments of principal on former credit facility	(100,863)	-
Proceeds from exercise of share options	8,217	1,896
Repurchases of share rights and options from employees	(2,906)	(1,460)
Repurchase of own shares	(16,586)	(35,334)
Net cash provided by (used in) financing activities	(74,379)	(64,898)
Effect of exchange rate fluctuations on cash and cash equivalents	158	(445)
Change in cash and cash equivalents	3,047	1,640
Beginning cash and cash equivalents	51,890	42,349
Ending cash and cash equivalents	$54,937	$43,989

Cash paid during the period for:
Income taxes paid	$(9,403)	$(8,057)
Interest paid	$(3,448)	$(525)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its wholly owned subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2013 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2013.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary to present fairly the Company’s financial position as of September 30, 2014 and results of its operations for the three and nine months ended September 30, 2013 and 2014, statement of shareholders’ equity for the nine months ended September 30, 2014, and cash flows for the nine months ended September 30, 2013 and 2014. All adjustments are of a normal recurring nature. The results for the three and nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and internet security software branded under the AVG name.

As of September 30, 2014, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013, except for OpenInstall, Inc. and AVG Exploit Prevention Labs, Inc., which both merged with AVG Technologies USA Inc. as of January 1, 2014. Additionally, on August 25, 2014, the Company incorporated Derailleur Acquisition Corporation, a Delaware corporation, as a wholly-owned subsidiary of AVG Technologies USA, Inc.

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Note 2. Summary of Significant Accounting Policies

There have been no changes in AVG’s significant accounting policies for the nine months ended September 30, 2014 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

Segment reporting

Prior to January 1, 2014, the Company’s internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors including but not limited to, the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product and operations in Canada in 2013, AVG’s Chief Executive Officer and Chief Financial Officer, together the chief operating decision makers (“CODM”), concluded to change the internal financial information, effective in January 2014. The internal financial information is presented in two segments: SMB and Consumer. The two business segments reflect how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting, beginning in January 2014.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

The Company evaluates the performance of its segments based primarily on revenue and adjusted operating income. In addition to the “unallocated” costs noted above, the Company excludes certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon an adjusted segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The new operating structure provides the Company with visibility over the operations of the two businesses, to more effectively capitalize on market conditions and maximize revenue and profitability.

We have recast prior period amounts to conform to the way we internally managed and monitored segment performance during the current interim period.

The principal products and services offered by each segment are summarized below:

Consumer – Company’s Consumer segment focuses on delivering simple privacy, protection and performance solutions for PCs, tablets and mobile devices for consumers. Consumer segment products include Anti-Virus and Internet Security, PC Optimization, Family Safety and are available across multiple devices including PCs, Android and Mac. In addition, we have a growing portfolio of Mobile applications including those aimed at optimizing performance, memory and allowing easy control over privacy settings.

F-7

SMB – Company’s SMB segment focuses on delivering simple privacy, protection and performance solutions across multiple devices for Small and Medium sized business customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing our partners to view and access their customers’ entire network environment.

Recently adopted guidance

Liabilities

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU No. 2013-04, Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The main objective in developing this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters. The main objective in developing this update is to provide guidance and conformity with respect to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes. The main objective in developing this update is to provide guidance with respect to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Definition of a Public Business Entity

In December 2013, the FASB issued ASU No. 2013-12, Definition of a Public Business Entity. The main objective in developing this update is to provide a single definition of public business entity for future use in US GAAP. The amendment specifies that:

•	An entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity.
•	A business entity that has securities that are not subject to contractual restrictions on transfer and that is by law, contract, or regulation required to prepare US GAAP financial statements and make them publicly available on a periodic basis is considered a public business entity.
•	A consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements.

F-8

The Company is listed on US stock exchange market and therefore required by the SEC to file its financial statement with the SEC and public its financial statements on a periodic basis. Therefore, the Company meets criteria of a public business entity. This conclusion does not change the conclusion made before this ASU was issued. This update has no impact to the Company’s financial statements.

Technical Corrections and Improvements Related to Glossary Terms

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this update represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary. The amendments in this update do not have transition guidance and will be effective upon issuance (March 14, 2014). The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Accounting guidance issued but not adopted as of September 30, 2014

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The new guidance is effective for fiscal years beginning after December 15, 2016. The Company did not adopt this ASU and did not investigate yet whether adoption will or will not have a material impact on the consolidated financial statements.

Stock compensation

In June 2014, the FASB issued ASU No. 2014-12, Compensation – stock compensation. The main objective in developing this update is to provide guidance and conformity with respect to accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for fiscal years beginning after December 15, 2015. As the Company does not have performance target share-based compensation, the application of this amendment will not have an impact on the consolidated financial statements.

F-9

Note 3. Segment information

The Company manages its business in the segments Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and reconciliation from consolidated segment adjusted operating income to consolidated operating income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Revenue	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Consumer	$86,596	$77,676	$269,591	$230,795
SMB	13,508	14,670	35,620	43,106
Total Revenue	100,104	92,346	305,211	273,901

Segment operating income
Consumer	$36,099	$43,333	$123,981	$119,111
SMB	2,843	1,184	10,638	5,599
Total segment operating income	38,942	44,517	134,619	124,710

Reconciliation to consolidated operating income
Global operating costs	$(6,664)	$(9,696)	$(27,192)	$(26,895)
Share-based compensation	(2,493)	(3,746)	(7,719)	(9,681)
Acquisition amortization	(3,395)	(3,335)	(8,003)	(11,941)
Other adjustments	(4,010)	(4,442)	(5,211)	(7,756)
Consolidated operating income	22,380	23,298	86,494	68,437

The Global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments include charges associated with litigation settlements, acquisition related charges and charges associated with the rationalization of the Company’s global operations.

The Company does not evaluate assets and capital expenditures on a segment basis, and accordingly such information is not provided.

Note 4. Property and equipment

During the three months ended September 30, 2014, the Company received a government grant, related to certain capital expenditures. The grant is subject to specific conditions, which the Company believes it will fulfill and as such, the grant, equivalent to $1,455, is recorded as a deduction from property and equipment.

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Note 5. Intangible assets

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$26,204	$(9,971)	16,233	4.2 years
Developed technology	42,878	(19,443)	23,435	4.7 years
Software	23,687	(11,748)	11,939	4.5 years
Brand and domain names and other intangibles	11,046	(3,379)	7,667	5.3 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$104,118	$(44,541)	59,577

	September 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$25,641	$(13,211)	$12,430	3.3 years
Developed technology	42,667	(26,861)	15,806	3.3 years
Software	25,316	(14,609)	10,707	3.2 years
Brand and domain names and other intangibles	11,014	(4,715)	6,299	4.5 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$104,941	$(59,396)	$45,545

Amortization expense was $6,521 and $16,173 in the three months and nine months ended September 30, 2014, respectively, and was $4,686 and $11,246 in the three months and nine months ended September 30, 2013, respectively.

As of September 30, 2014, intangible assets with a carrying value of $15,754 have been pledged as collateral to secure the long term debt (Note 8).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of September 30, 2014, is estimated as follows:

2014	$4,637
2015	16,504
2016	12,012
2017	7,669
2018	3,661
Thereafter	759
Total	$45,242

F-11

Note 6. Goodwill

Effective January 1, 2014, the internal financial information is presented in two segments, SMB and Consumer. Consequently, the Company allocated the goodwill to the segments based on relative fair values of the two segments as of January 1, 2014. The fair values of the Company and segments units are estimated using the present value of future cash flows.

The changes in the carrying amount of goodwill by segment are as follows:

	December 31, 2013	Acquisitions	Effect of foreign currency rate change	September 30, 2014
	(in thousands of U.S. dollars)
Consumer	$67,450	$-	$(487)	$66,963
SMB	17,393	-	(125)	17,268
Total goodwill(1)	84,843	-	(612)	84,231

(1)	There were no accumulated goodwill impairment losses as of September 30, 2014.

Note 7. Related party transactions

For the nine months ended September 30, 2013 and 2014, the Company had no related party transactions.

Note 8. Debt

Credit agreement

On April 25, 2013, the Company entered into a credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “credit agreement”). The credit agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B up to another $50,000 with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used to finance the general corporate purposes of the Company.

Facility A was repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which was six months from the date of the credit agreement. Facility A bore an interest rate equal to the 1-month LIBOR rate plus a margin of 2.5% and, if applicable, a mandated lead arranger rate, and was payable monthly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus a margin of 2.5%, subject to specified consolidated financial ratios, and, if applicable, a mandated lead arranger rate, and is payable in arrears. The standard interest periods agreed are one, two, three and six months or any other period upon acceptance by the lender(s).

F-12

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of September 30, 2014, the Company was in compliance with all required covenants.

Collateral to the credit agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging AVG to also pledge new assets according to the criteria set. Certain property and equipment with a carrying value of $6,000, intangible assets with a carrying value of $15,754 (Note 4), as well as cash and cash equivalents amounting to $34,840 have been pledged as collateral to the credit agreement as of September 30, 2014.

During the three and nine month period ended September 30, 2014, the Company repaid $0 and $30,000, respectively, on Facility B. Facility B is fully repaid, with no amount drawn on Facility B as of September 30, 2014.

At September 30, 2014, committed undrawn amounts available under the credit agreement were $50,000.

Note 9. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

F-13

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$154	$-	$154
Total assets measured at fair value	$-	$154	$-	$154

Liabilities:
Foreign currency contracts(1)	$-	$10	$-	$10
Contingent purchase consideration liabilities(2)	$-	$-	$1,984	$1,984
Total liabilities measured at fair value	$-	$10	$1,984	$1,994

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$279	$-	$279
Total assets measured at fair value	$-	$279	$-	$279

Liabilities:
Foreign currency contracts(1)	$-	$78	$-	$78
Contingent purchase consideration liabilities(2)	$-	$-	$2,250	$2,250
Total liabilities measured at fair value	$-	$78	$2,250	$2,328

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

F-14

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Fair value - begin of period	$4,126	$2,167	$3,395	$1,984
Additions due to acquisitions	-	-	-	-
Change in FV of Level 3 liabilities(3)	159	82	1,146	265
Effects of foreign currency exchange	27	1	(4)	1
Payment of contingent consideration	(173)	-	(398)	-
Fair value - end of period	$4,139	$2,250	$4,139	$2,250

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of September 30, 2013 and 2014, respectively.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

There is no long-term debt as of September 30, 2014. The carrying amount of long-term debt as of December 31, 2013 of $30,000 approximated its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on its own calculations, AVG expected the value to react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

F-15

Note 10. Condensed Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	December 31,	September 30,
	2013	2014
	(in thousands of U.S. dollars)
Income tax receivable	$728	$3,546
VAT receivable	1,755	903
Withholding tax receivable	347	319
Foreign currency contracts	154	279
Receivable related to legal claims	1,000	-
Advances for share repurchases	699	-
Government grant	-	1,455
Other receivables	733	549
Total	$5,416	$7,051

Other non-current assets

Other non-current assets consist of the following:

	December 31,	September 30,
	2013	2014
	(in thousands of U.S. dollars)
Restricted cash (non-current portion)	$1,054	$187
Prepayments	557	589
Unamortized deferred financing costs	612	1,096
Deposits (office lease)	284	262
Total	$2,507	$2,134

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,	September 30,
	2013	2014
	(in thousands of U.S. dollars)
Salary and related benefits	$6,544	$6,211
Accrued vacation	2,777	2,783
Accrued incentive payments	7,699	1,684
Severance accrual	1,225	-
Total	$18,245	$10,678

F-16

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	September 30,
	2013	2014
	(in thousands of U.S. dollars)
Accrued legal and professional fees	$6,935	$10,718
Accrued marketing	3,516	3,283
Accrued rent and service costs	918	513
Accrued sale commissions, rebates and discounts	3,704	1,983
Cash settlement payable to the former owners of TuneUp	1,486	-
Deferred purchase consideration	3,288	5,128
Contingent purchase consideration	1,984	2,250
Accrued property and equipment	-	3,638
Other accrued expenses and current liabilities	9,738	6,400
Total	$31,569	$33,913

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,	September 30,
	2013	2014
	(in thousands of U.S. dollars)
Deferred rent	$1,878	$1,152
Deferred purchase consideration	1,840	-
Other	357	768
Total	$4,075	$1,920

Note 11. Other income and expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Interest income	$19	$17	$67	$50

Interest on long-term debt	(512)	(134)	(3,280)	(557)
Amortization of financing costs and loan discount	(203)	(65)	(4,048)	(191)
Bank charges and other finance costs	(120)	(62)	(227)	(185)
Interest and finance costs	(835)	(261)	(7,555)	(933)

Foreign currency exchange transaction gains (losses), net	280	(707)	151	(1,059)
Foreign currency contract gains (losses), net	(20)	(225)	(46)	317
Dividend income	-	-	225	-
Other	-	-	4	-
Other, net	260	(932)	334	(742)

Total other income (expense), net	$(556)	$(1,176)	$(7,154)	$(1,625)

F-17

Note 12. Restructuring

Restructuring charges consist of costs associated with the migration of the Australian consumer business and the 2012/13 restructuring and the 2013/14 restructuring, each described in greater detail below. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the three and nine months ended September 30, 2013, respectively, and for the three and nine months ended September 30, 2014, respectively, restructuring charges were comprised of the following:

	Three months ended
	September 30,
	2013	2014
	2012/13 restruc-turing	2012/13 restruc-turing	2013/14 restruc-turing	Australia restruc-turing	Total
Employee severance pay and related costs	$445	$-	$(23)	$11	$(12)
Non-cancelable lease, contract termination, and other charges	117	171	-	-	171
Other non-cash charges	-	-	-	-	-
Total restructuring charges	$562	$171	$(23)	$11	$159

	Nine months ended
	September 30,
	2013	2014
	2012/13 restruc-turing	2012/13 restruc-turing	2013/14 restruc-turing	Australia restruc-turing	Total
Employee severance pay and related costs	$1,365	$-	$402	$278	$680
Non-cancelable lease, contract termination, and other charges	78	172	-	-	172
Other non-cash charges	-	-	1,181	-	1,181
Total restructuring charges	$1,443	$172	$1,583	$278	$2,033

Restructuring related costs and change in estimates in the three months ended September 30, 2014 totaled $159. From these restructuring costs incurred $4 was included in sales and marketing, $(6) in research and development, and $161 in general and administrative.

Restructuring related costs and change in estimates in the nine months ended September 30, 2014 totaled $2,033. From these restructuring costs incurred $386 was included in sales and marketing, $1,230 in research and development, and $417 in general and administrative.

The research and development includes $1,181 in non-cash charges relating to accelerated amortization of software.

Restructuring related costs and change in estimates in the three months ended September 30, 2013 totaled $562. From these restructuring costs incurred $256 was included in sales and marketing, $47 in research and development, $208 in general and administrative and $51 in cost of revenue.

F-18

Restructuring related costs and change in estimates in the nine months ended September 30, 2013 totaled $1,443. From these restructuring costs incurred $887 was included in sales and marketing, $162 in research and development, $350 in general and administrative and $44 respectively in cost of revenue.

Migration of the Australian consumer business

The Company determined that changes were necessary to ensure that its services are provided, and the Company's activities are undertaken, in the most efficient and effective way to meet the needs of its customers and clients. Therefore, the Company took the decision to absorb its Australian Consumer business into other international locations where the AVG group operates. As a result of the decision, positions were made redundant in June 2014.

The following table summarizes the changes resulting from this rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$-
Costs incurred and charged to expense	278
Costs paid	(277)
Effects of foreign currency exchange	1
Balance at September 30, 2014	$2

Cumulative costs incurred to date	$278

2013/14 Restructuring

During the fourth quarter 2013, the Company took the decision to mitigate the impact and risks connected with the third party search distribution partnerships as well as the Google policy changes implemented in 2013. This decision included a controlled exit from the third party search distribution business as well as a realignment of our resources to mobile, cloud and partnerships throughout the industry. In addition, we initiated a further rationalization of our global operations, involving a transfer of business activities to other locations. As a result of these actions, positions were made redundant in several locations.

F-19

The following table summarizes the changes resulting from the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$1,225
Costs incurred and charged to expense	439
Costs paid	(1,591)
Changes in estimates	(37)
Effects of foreign currency exchange	5
Balance at September 30, 2014	$41

Cumulative costs incurred to date, including non-cash charges	$4,003

2012/13 Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013. The Company reported a liability in relation to a non-cancelable lease agreement amounting to $1,036 as of September 30, 2014.

The following table summarizes the changes resulting from the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2014	$1,146
Costs incurred and charged to expense	172
Costs paid	(198)
Effects of foreign currency exchange	(84)
Balance at September 30, 2014	$1,036

Cumulative costs incurred to date, including non-cash charges	$6,977

Note 13. Commitments and Contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $1,608 and $5,174 in the three and nine months ended September 30, 2013, respectively, and $1,888 and $5,287 in the three and nine months ended September 30, 2014, respectively.

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The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of September 30, 2014:

	Lease	Sublease income	Net lease
Remainder of financial year 2014	$1,897	$(122)	$1,775
2015	7,064	(490)	6,574
2016	6,111	(490)	5,621
2017	4,523	(372)	4,151
2018	3,786	(208)	3,578
Thereafter	6,787	(624)	6,163
Total minimum future lease payments	$30,168	$(2,306)	$27,862

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of September 30, 2014:

Remainder of financial year 2014	$1,336
2015	2,615
2016	1,851
2017	666
2018	166
Thereafter	208
Total minimum future purchase obligations	$6,842

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities. AVG recognized such compensation expense of $2,046 and $10 during the three months ended September 30, 2013 and 2014, respectively and recorded such expense of $5,940 and $2,107 during the nine months ended September 30, 2013 and 2014, respectively. As of September 30, 2014, AVG estimated that future compensation expense of up to $28 may be recognized as expense pursuant to these business combination agreements.

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Litigation contingencies

On May 22, 2012, the Company received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australian based provider as defendant. On August 14, 2013 the parties agreed to a settlement in principle and as a consequence the Company estimated and recorded a liability of $2,600. In relation to this, the Company also estimated and recorded a receivable of $1,000 from the Australian based provider. On January 14, 2014, the Company transferred $1,500 to an escrow account and the Australian based provider contemporaneously transferred $1,000 on behalf of the claimant. The Court issued an order providing final approval of the settlement on behalf of the class on May 5, 2014. As of September 30, 2014, the Company recognized a remaining liability of $100 related to administrative costs of the settlement.

In addition, the Company is involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on Company’s financial condition or results of operations.

Note 14. Geographic and major customer information

Revenues are attributed to countries based on the location of AVG’s channel partners as well as end-users of AVG.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Revenue:
Netherlands	$2,433	$2,111	$7,774	$6,466
United States	49,919	46,514	149,164	134,995
United Kingdom	13,556	13,882	43,596	39,354
Other countries(1)	34,196	29,839	104,677	93,086
Total	$100,104	$92,346	$305,211	$273,901

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	September 30,
	2013	2014
Long-lived assets:
Netherlands	$263	$348
Czech Republic	10,520	10,008
United States	2,405	2,868
Other countries(1)	2,106	1,864
Total	$15,294	$15,088

(1)	No individual country represented more than 10% of the respective totals.

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Major customers

Revenues in the three and nine months ended September 30, 2013 and 2014 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Yahoo!	10%	16%	7%	14%
Google	24%	8%	32%	11%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	September 30,
	2013	2014
Business partner:
Yahoo!	18%	28%
Google	19%	9%

Note 15. Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2013
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	53,150,630	$727
Total	120,000,000	54,763,151	53,150,630	$727

	September 30, 2014
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,581,123	$727
Total	120,000,000	54,763,151	51,581,123	$727

Treasury shares

During the three and nine months ended September 30, 2014, the Company repurchased 971,941 and 1,896,786 ordinary shares, respectively, through the share repurchase program described below and held these shares in treasury.

As at September 30, 2014 there were 3,182,028 shares held in treasury at a carrying value of $62,036.

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Share repurchase program

The Company entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 15). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program occurred in tranches. The share repurchase program was authorized by the Company's shareholders on January 12, 2012 and approved by the supervisory board on May 7, 2013. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover AVG's obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Under the first tranche of the share repurchase program the Company had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a volume weighted average price per share of $22.07. Under the second tranche of the share repurchase program, the Company repurchased 1,132,059 ordinary shares between November 13, 2013 and May 10, 2014, for a total consideration of $ 19,722 and a volume weighted average price per share of $17.42. Under the third and final tranche of the share repurchase program, the Company repurchased 1,367,941 ordinary shares between June 3, 2014 and August 12, 2014, for a total consideration of $25,912 and a volume weighted average price per share of $18.94.

During the three and nine months ended September 30, 2014, the Company repurchased in open market transactions 971,941 and 1,896,786 ordinary shares, respectively, for a total consideration of $17,896 and $35,334, respectively and a weighted average price per share of $19.05 and $18.84, respectively.

The following table summarizes the Company’s total share repurchases under this program:

Total number of shares repurchased	4,000,000
Dollar amount of shares repurchased	$78,744
Average price paid per share	$19.69
Range of price paid per share	$15.48 – 26.27

Note 16. Share-based Compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

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	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Cost of revenue	$7	$25	$32	$39
Research and development	376	900	628	1,696
Sales and marketing	884	808	1,440	1,315
General and administrative	1,226	2,013	5,619	6,631
Total	$2,493	$3,746	$7,719	$9,681

Restricted share units

Restricted stock units can only be granted to members of the Management Board of the Company and the Supervisory Board after prior approval of the general meeting of shareholders. Participants shall have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited. Generally, the restricted share units generally vest based on 4 years of continuous service.

Share option, restricted stock unit and market restricted stock unit activity

 The following table summarizes the share options granted in the nine months ended September 30, 2014, with their weighted exercise price per share:

	Shares	Weighted average exercise price per share

Outstanding at December 31, 2013	2,988,609	$18.31
Options granted	1,016,870	19.00
Options exercised / expired	(248,966)	16.91
Options forfeited	(306,707)	18.34
Outstanding at September 30, 2014	3,449,806	$18.61

As of September 30, 2014, total compensation cost related to unvested share options granted to employees not yet recognized was $6,543 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.79 years and will be adjusted for subsequent changes in estimated forfeitures.

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The fair value of option grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Risk free interest rate	1.17%	n/a	0.82%	1.23%
Weighted-average expected lives (years)	4.00	n/a	4.00	4.00
Volatility	36.47%	n/a	36.70%	39.54%
Dividend yield	-	n/a	-	-

The following table summarizes the restricted stock unit activity in the six months ended September 30, 2014, with their weighted average grant date fair value per share:

	Shares	Weighted average grant date fair value per share

Awarded and unvested at December 31, 2013(1)	800,000	$18.53
Granted	250,000	19.59
Vested	(175,000)	20.37
Forfeited	-	-
Awarded and unvested at September 30, 2014(1)	875,000	$18.45

(1)	Includes 100,000 market restricted stock units.

As of September 30, 2014, total compensation cost related to restricted stock units and market restricted stock units granted to employees not yet recognized was $9,001 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 2.22 years and will be adjusted for subsequent changes in estimated forfeitures.

During the three and nine months ended September 30, 2014, 100,000 respectively 175,000 shares of previously granted restricted stock units vested. These vested restricted stock units were net share settled. The Company withheld 64,106 shares based upon the Company’s closing stock price on the vesting date to settle the employees’ minimum statutory obligation for the applicable income and other employment taxes. The Company will remit the cash to the appropriate tax authorities. There was no accrual for this tax obligation at September 30, 2014.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

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On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining unvested share-based compensation was accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares. The cash was settled in three installments that were due in January 2013, August 2013 and January 2014, for respectively €2.1 million, €1.1 million and €1.1 million.

In the fourth quarter of 2012, one of the former owners ceased employment, which triggered accelerated vesting under the modified terms of the award, and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed. In the first quarter of 2013, the second former owner ceased employment as well, hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

During the nine months ended September 30, 2013 and September 30, 2014, the Company recognized compensation expenses of $3,133 (including an additional expense of $2,946 relating to the modification) and nil, respectively, which were included in general and administrative expenses. The Company has no further liabilities in relation to the cash-settlements as described above. All shares issuable to the former owners of TuneUp were issued on April 30, 2013.

Note 17. 401(k) Plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. The Company contributed $128 and $388 during the three and nine months ended September 30, 2013 respectively and $132 and $377 during the three and nine months ended September 30, 2014, respectively.

For its UK employees, the Company maintains a similar scheme, for which the amounts are immaterial.

For the non-US and non-UK employees, the Company does not pay or reimburse pension premiums other than any applicable statutory national premiums for state pension.

Note 18. Income taxes

The Company recorded income tax expense of $17,072 (78.2 percent effective tax rate) and $3,908 (17.7 percent effective tax rate) in the three months ended September 30, 2013 and 2014, respectively and $28,456 (35.9 percent effective tax rate) and $16,970 (25.4 percent effective tax rate) in the nine months ended September 30, 2013 and 2014, respectively.

Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. Due to the centralizing of all intellectual property to the Netherlands and alignment of the intercompany transfer pricing methodology in 2013, the enacted tax rates used for the measurement and realization of the deferred tax assets decreased significantly in the prior year, and resulted in an effective tax rate of 78.2% for the three months period ending September 30, 2013.

Due to this centralization and alignment, the Company’s enacted tax rates used for the measurement and realization of deferred tax assets will continue to decrease in 2014. As a consequence, there is an additional income tax expense of $8,800 for the nine month ended September 30, 2014.

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Note 19. Earnings per Share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method). In the three and nine months ended September 30, 2014, shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) were included in the number of potential ordinary shares.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Nine months ended
	September 30,		September 30,
Numerator:	2013	2014	2013	2014
Net income	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - basic	$4,752	$18,214	$50,884	$49,842
Net income available to ordinary shareholders - diluted	$4,752	$18,214	$50,884	$49,842

Denominator:
Weighted-average ordinary shares outstanding – basic	54,568,035	51,802,221	54,362,375	52,448,593
Potential ordinary shares	572,442	394,835	544,800	355,394
Weighted-average ordinary shares outstanding – diluted	55,140,477	52,197,056	54,907,175	52,803,987
Earnings per ordinary share – basic	$0.09	$0.35	$0.94	$0.95
Earnings per ordinary share – diluted	$0.09	$0.35	$0.93	$0.94

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
Performance restricted stock units	6,522	100,000	2,174	100,000
Options to purchase ordinary shares	1,107,738	2,038,123	1,370,004	1,563,362
Anti-dilutive shares	1,114,260	2,138,123	1,372,178	1,663,362

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Note 20. Subsequent events

AVG Distribuidora de Tecnologias do Brasil Ltda.

In a transaction to consolidate its current presence in the Brazilian consumer and SMB market, on October 15, 2014, the Company acquired the shares and 100% of the voting rights of Winco Capital Participações LTDA., and entered into an asset purchase agreement with certain parties to purchase certain assets of Winco Tecnologia e Sistemas LTDA and Winco Sistemas LTDA. Subsequently, the Company renamed Winco Capital Participações LTDA. “AVG Distribuidora de Tecnologias do Brasil Ltda.”. The total consideration of the acquisition consists of three components to be paid in cash: (i) an initial payment of approximately $1.4 million, ( ii) an earn-out payment for an amount up to $1.2 million that is dependent on AVG Distribuidora de Tecnologias do Brasil Ltda achieving certain performance metrics and (iii) an deferred payment of $2.1 million.

The Company recognized an amount of $170 in acquisition related costs, which are reflected in the general and administrative operating expenses of the Company’s statement of comprehensive income for the period ending September 31, 2014.

Since the aforementioned acquisition took place after September 30, 2014, no related revenue or earnings have been included in the unaudited condensed consolidated statement of comprehensive income. Supplemental pro forma information is not available for this acquisition due to the fact that disclosure of this information is impracticable since the full purchase price allocation is not yet available.

Location Labs, Inc.

On October 15, 2014, the Company acquired the business of privately-held WaveMarket, Inc., doing business as Location Labs, which was subject to approval by the Company’s shareholders. An Extraordinary General Meeting of shareholders was held on October 14, 2014, approving the acquisition. Subsequent to the acquisition, the Company renamed WaveMarket, Inc. “Location Labs, Inc.”.

The total consideration of the acquisition consists of three components to be paid in cash: (i) an initial payment of approximately $140 million, subject to customary closing adjustments, (ii) an earn-out payment for an amount up to $78 million that is dependent on Location Labs achieving certain financial and other performance metrics for each year ending 2014 and 2015 and (iii) an employee retention component for an amount up to $2 million.

The acquisition brings the Company a platform of personal security products for mobile devices and integration with global industry partners, including all four major mobile operators in the United States. Location Labs' integrated platform for mobile operators, pre-installed service on Android smartphones, and mobile subscription services including family, safety and personal device management, are expected to complement and expand the Company’s existing mobile offerings.

The Company acquired 80 percent of the outstanding shares of WaveMarket, Inc., with a voting power of 99.899 percent. Simultaneously, the holders of Class B shares of WaveMarket, Inc., constituting the remaining 20 percent of outstanding shares have a put option to sell the Class B shares, whereas the Company has a call option to acquire such shares under the same terms.

The Company recognized an amount of $4,133 in acquisition related costs, which are reflected in the general and administrative operating expenses of the Company’s statement of comprehensive income for the period ending September 31, 2014.

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Since the aforementioned acquisition has taken place after September 30, 2014, no related revenue or earnings have been included in the unaudited condensed consolidated statement of comprehensive income. Supplemental pro forma information is not available for this acquisition due to the fact that disclosure of this information is impracticable since the full purchase price allocation is not yet available.

Credit and Guaranty Agreement

On October 15, 2014 (the “Closing Date”), the Company entered into that certain Credit and Guaranty Agreement by and among the Company and AVG Corporate Services B.V. (collectively, the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, HSBC Bank USA, N.A., as administrative agent and as collateral agent and HSBC Bank plc, as issuing bank (the “Credit Agreement”). The facilities under the Credit Agreement consist of a $200 million term loan facility (the “Term Loan”) and a $50 million revolving credit facility (the “RCF” and together with the Term Loan, the “Facilities”).

The Term Loan will mature on the sixth anniversary of the Closing Date and the RCF will mature on the fifth anniversary of the Closing Date. A portion of the proceeds of the Facilities was used on the Closing Date to finance the acquisition of Location Labs, Inc. (“Target”) and to refinance certain existing indebtedness of the Borrowers and the Target, including the Term Loan and Multicurrency Revolving Facilities Agreement, dated as of April 25, 2013 among the Company, HSBC bank plc, as agent, and the other parties thereto. The Facilities will be used for general corporate purposes, including future potential acquisitions.

The Term Loan bears interest based upon (i) a base rate plus a margin of 3.75 percent or (ii) a LIBOR rate plus a margin of 4.75 percent with a LIBOR floor of 1.00 percent and is payable in arrears.  The RCF initially bears interest upon (i) a base rate plus a margin of 1.50 percent or (ii) a LIBOR rate plus a margin of 2.50 percent and is payable in arrears. So long as no default has occurred and is continuing, the margin for the RCF shall be adjusted on and after the first date that is three business days after the date on which the relevant financial statements are delivered to the lenders under the Credit Agreement occurring after the completion of the first two full fiscal quarters of the Company after the Closing Date, based on changes in the Company’s leverage ratio. The interest periods for Eurodollar rate loans are one, two, three or six months (or twelve months if agreed to by all affected lenders) as selected by the Company.

Norman Safeguard AS.

In a transaction to expand its security products portfolio, especially in the SMB market, on October 31, 2014, the Company acquired 100% of the outstanding shares of Norman Safeground AS. The total consideration of the acquisition consists of a payment in cash of approximately $14 million, subject to customary closing adjustments.

The Company recognized an amount of $47 in acquisition related costs, which are reflected in the general and administrative operating expenses of the Company’s statement of comprehensive income for the period ending September 31, 2014.

Since the aforementioned acquisition has taken place after September 30, 2014, no related revenue or earnings have been included in the unaudited condensed consolidated statement of comprehensive income. Supplemental pro forma information is not available for this acquisition due to the fact that disclosure of this information is impracticable since the full purchase price allocation is not yet available.

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